UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2024

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

Methanex Corporation is filing this Amendment on Form 6-K/A to its Report on Form 6-K dated March 8, 2024 – Film No. 24735669 (the “Original 6-K”), solely to file the 2023 Annual Report to Shareholders in pdf format as it was incorrectly filed in the htm format in the Original 6-K. Except as specifically described in this explanatory note, this Amendment does not amend, modify, or update any disclosures contained in the Original 6-K, including to any events occurring after the furnishing of the Original 6-K.

EXHIBIT INDEX

Exhibit    Description of Exhibit

99    2023 Annual Report to Shareholders

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 12, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Senior Vice President, General Counsel & Corporate Secretary